                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                               DIGENE CORPORATION
        -----------------------------------------------------------------
                            (Name of Subject Company)

                               DIGENE CORPORATION
        -----------------------------------------------------------------
                       (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   253752 10 9
        -----------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              CHARLES M. FLEISCHMAN
         PRESIDENT, CHIEF OPERATING OFFICER AND CHIEF FINANCIAL OFFICER
                                1201 CLOPPER ROAD
                          GAITHERSBURG, MARYLAND 20878
                                 (301) 944-7000
        -----------------------------------------------------------------
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 WITH COPIES TO:

MORRIS CHESTON, JR., ESQ.                        JONATHAN M. MOULTON, ESQ.
Ballard Spahr Andrews & Ingersoll, LLP           Testa, Hurwitz & Thibeault, LLP
1735 MARKET STREET, 51st Floor                   125 High Street
pHILADELPHIA, PENNSYLVANIA 19103                 Boston, Massachusetts 02110
215-665-8500                                     617-248-7000



  [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                      Contact: Robert Bowen, Chief Financial Officer Anne Rivers, Investor Relations
                                         Jeff Keene, Healthcare Media
                                         Cytyc Corporation: 978-266-3010
                                         www.cytyc.com

                                         Robert P. Jones/ Theresa Vogt
                                         Media: Greg Tiberend/Dan Budwick
                                         Morgen-Walke Associates: 212-850-5600

                                         Lloyd Benson or Shanti Skiffington
                                         Schwartz Communications: 781-684-0770



   CYTYC CORPORATION SIGNS DEFINITIVE AGREEMENT TO ACQUIRE DIGENE CORPORATION

        Boxborough, MA, and Gaithersburg, MD, February 19, 2002 -- Cytyc Corporation (Nasdaq:CYTC) and Digene Corporation (Nasdaq:DIGE) today jointly announced that they have signed a definitive agreement pursuant to which Cytyc Corporation will acquire Digene Corporation in a stock and cash tender offer transaction. The transaction furthers Cytyc's mission to become the leading developer and manufacturer of products for the diagnosis of women's cancers and infectious diseases.

        Cytyc Corporation will issue 23 million shares of common stock and pay $76.9 million in cash for all outstanding equity of Digene Corporation (calculated on a fully diluted basis using the treasury stock method). Each Digene shareholder will receive $4.00 per share in cash plus 1.1969 shares of Cytyc common stock for every share of Digene common stock. Based upon the last sales prices on the Nasdaq market of Cytyc's and Digene's common stock on February 15, 2002, the per share consideration to Digene shareholders is $28.81, which represents a 13% premium to Digene's last sales price of $25.51 on that date, representing an aggregate equity value of the transaction of $553.7 million.

        The transaction is expected to be $0.04 to $0.05 per share dilutive to Cytyc's 2002 earnings and accretive in 2003 and beyond. In addition, the transaction is expected to result in a one-time charge of up to $65 million, largely for in-process R&D. The acquisition is subject to the tender of over 50% of Digene's stock, regulatory approval and other customary closing conditions, and is expected to close during the second quarter of this year. The acquisition will be structured as a tax-free reorganization.

        "We believe that this is an ideal merger for both companies, each leaders in our respective fields" said Pat Sullivan, Cytyc's chief executive officer, vice chairman and chairman-elect. "Cytyc's ThinPrep(R) Pap Test(TM) is fast becoming the method of choice for cervical cancer screening and Digene's Hybrid Capture(R) 2 HPV Test is the clear standard for the identification of human papillomavirus (HPV), which is the cause of greater than 99% of cervical cancer cases. In addition, we believe the combined platform of HC 2 technology based upon Digene's substantial portfolio of intellectual property, together with the ThinPrep collection vial, provides tremendous opportunities for molecular testing of a panel of sexually transmitted diseases and other cancer markers."

        "We are very excited by the prospects of combining efforts with Cytyc Corporation," said Evan Jones, chairman and chief executive officer of Digene Corporation. "We have been working closely with Cytyc during the last several years as a result of our co-marketing agreement and believe that the combined entity will be extremely effective in establishing our portfolio of products as new standards for screening and prevention of women's cancers and infectious diseases."

        Digene's Hybrid Capture 2 HPV Test is the only test currently approved by the U.S. Food and Drug Administration (FDA) for the detection of HPV, and the ThinPrep Pap Test is the only liquid-based cervical cancer screening technology currently approved by the FDA for HPV testing directly from the collection vial. The combined benefits of these two products have recently been validated in the National Cancer Institute's ALTS trial as the optimal patient management strategy for borderline cytology results.

        Advising Cytyc Corporation in this transaction was U.S. Bancorp Piper Jaffray. Goldman, Sachs & Co. acted as advisors to Digene Corporation.

        Cytyc and Digene management will discuss the acquisition during a conference call on Tuesday, February 19, 2002, at 8:30 a.m. (Eastern). Investors may access the call by dialing 800-350-7822 or 212-676-5030. A webcast of the call may be accessed at Cytyc's web site, www.cytyc.com, and Digene's web site, www.digene.com, where the event will be available for replay approximately two hours following the conference call until February 28, 2002. In addition, a telephonic replay of the call will be available through February 28, 2002 by calling 800-633-8284 or 858-812-5449 (Access Code: 20370221).

Cytyc Corporation develops, manufactures, and markets products for medical diagnostic applications primarily focused on women's health. The ThinPrep(R) System consists of the ThinPrep(R) 2000 Processor, ThinPrep(R) 3000 Processor, and related reagents, filters, and other supplies. Cytyc is traded on The Nasdaq Stock Market under the symbol CYTC and is a part of the S&P Midcap 400 Index and The Nasdaq-100 Index.

Digene Corporation based in Gaithersburg, Maryland, develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. The Company has developed and is commercializing its patented Hybrid Capture products in three areas: women's cancers and infectious diseases, blood viruses, genomics and pharmaceutical research. Digene's primary focus is in women's cancers and infectious diseases where the Company's lead product is the only FDA approved test for human papillomavirus, or HPV, which is the cause of greater than 99% of cervical cancer cases. The Digene HPV Test is used in the U.S. as an adjunct to the Pap smear for cervical cancer screening and is being marketed in selected countries as a primary cervical cancer screen either in conjunction with or separate from the Pap smear. The Company's product portfolio also includes DNA tests for the detection of other sexually transmitted infections, including chlamydia and gonorrhea, and tests for blood viruses.

Cytyc(R) and ThinPrep(R) are registered trademarks and ThinPrep(R) Pap Test(TM) is a trademark of Cytyc Corporation.

Forward-looking statements in this press release are made pursuant to the provisions of Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that statements in this press release which are not strictly historical statements, including, without limitation, statements regarding management's plans and objectives for future operations, statements regarding the Digene acquisition, product plans and performance, management's assessment of market factors, as well as statements regarding Company strategy, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, dependence on key personnel and proprietary technology, management of growth, risks associated with the consummation and integration of the Digene acquisition, uncertainty of product development efforts, risks associated with the FDA regulatory approval processes and any healthcare reimbursement policies, risks associated with competition and competitive pricing pressures, and other risks detailed in Cytyc's and Digene's filings with the Securities and Exchange Commission, including under the heading "Certain Factors Which May Affect Future Results" in Cytyc's 2000 Form 10-K and "Additional Considerations" in Digene's 2001 Form 10-K filed with the Commission. Cytyc and Digene caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Cytyc and Digene disclaim any obligation to publicly update or revise any such statements to reflect any change in Cytyc's and Digene's expectations or events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

TELEPHONE CONFERENCE CALL
FEBRUARY 19, 2002, 8:30 A.M.

INTRODUCTION: ANNE RIVERS

GOOD MORNING, EVERYONE, AND WELCOME TO CYTYC CORPORATION'S AND DIGENE CORPORATION'S CONFERENCE CALL TO DISCUSS CYTYC'S ACQUISITION OF DIGENE. IF ANYONE HAS NOT RECEIVED A COPY OF THE NEWS RELEASE ISSUED THIS MORNING, PLEASE CALL MORGEN WALKE AT 212-850-5600 AND ONE WILL BE FAXED TO YOU IMMEDIATELY.

(FORWARD LOOKING)

Forward-looking statements in this conference call are made pursuant to the provisions of Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that statements in this conference call which are not strictly historical statements, including, without limitation, statements regarding management's expectations for future growth, profitabilty, product development and results, and objectives and expectations regarding future management and operations, including without limitation statements regarding Cytyc's acquisition of Digene may constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the satisfaction of the conditions to closing, including receipt of shareholder and regulatory approval, the successful consummation and integration of Cytyc's acquisition of Digene, dependence on proprietary technology, dependence on timely and adequate levels of third-party reimbursement, dependence on key personnel, management of growth and limited number of customers and lengthy sales cycle, as well as risks of downturns in economic conditions generally, and in the healthcare industry specifically, risks associated with competition and competitive pricing pressures, and other risks detailed in both companies' filings with the Securities and Exchange Commission including under the heading "Certain Factors Which May Affect Future Results" in each company's latest Form 10-K filed with the Commission. In addition, revenues and earnings in the medical device industry are subject to fluctuation, and the growth rates recently experienced by each company do not necessarily represent future operating results. The companies caution readers no to place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Both Cytyc and Digene disclaim any obligation to publicly update or revise any such statements to reflect any change in either company's expectation or events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

IN ADDITION, PLEASE NOTE THAT THIS CALL IS BEING RECORDED BY CYTYC AND DIGENE AND CONTAINS COPYRIGHTED MATERIAL. IT CANNOT BE RE-RECORDED OR REBROADCAST WITHOUT BOTH THE EXPRESS PERMISSION OF BOTH COMPANIES AND YOUR PARTICIPATION IMPLIES CONSENT TO OUR TAPING.

With that, I'd like to turn the call over to Patrick Sullivan, Vice Chairman and Chief Executive Officer of Cytyc Corporation.

PAT SULLIVAN

Good morning ladies and gentlemen. This is Patrick Sullivan, vice chairman and chief executive officer of Cytyc Corporation, and I'd like to welcome you to our teleconference today to discuss another very exciting milestone in the evolution of Cytyc Corporation.

Joining me today will be Evan Jones, Chairman and Chief Executive Officer of Digene Corporation, Chuck Fleischman, President and Chief Operations Officer of Digene Corporation, Dan Levangie Cytyc's President and Chief Operating Officer, and Bob Bowen, Cytyc's Chief Financial Officer. I will provide a brief overview of today's announcement and then turn it over Evan and Chuck for their comments then to Dan who will outline the sales and marketing strategy and finally Bob Bowen will describe the details of the financial transaction.

As you have read in our press release this morning, we announced the acquisition of Digene Corporation, a publicly held company based in Gaithersburg, Maryland. We believe the combination of Cytyc and Digene is an extraordinary opportunity for both companies.

Briefly, the acquisition is structured as an exchange offer whereby Cytyc will commence a stock and cash tender offer for all outstanding shares of Digene common stock. As consideration, Cytyc will issue 23 million Cytyc shares and $76.9 million in cash for all outstanding common stock and common stock equivalents of Digene. Cytyc's Board will be expanded by one person and Evan Jones will be appointed to fill that position. As part of this transaction, we have entered into an Agreement to Tender and Voting Agreements with certain of the Principal Stockholders of Digene.

We have been involved with Digene over the past several years in a variety of ways. In 1997 we conducted a trial for the approval of the Digene Hybrid Capture HPV assay directly from the ThinPrep Pap Test vial. In January of 2001 we established a co-marketing agreement with Digene for promotion of their HPV test in the United States. We believe this acquisition is the logical progressing of our relationship since it further solidifies and strengthens our position in cervical cancer screening and provides us a platform for continued growth both in the United States and internationally.

We are excited about this opportunity from several perspectives. First this acquisition provides Cytyc with R&D capabilities in molecular diagnostics that solidifies our platform for leveraging additional tests from the ThinPrep Pap Test vial. These tests include HPV, and potentially chlamydia and gonorrhea, which up to this point we relied on others to provide for us. Secondly the sale sand marketing synergies between the two products in the United States are very significant and a major benefit to the transaction. In addition the addition of HPV capability provides us with additional international opportunities that we believe are much more attractive than just ThinPrep alone.

I would also like to add that we are very appreciative of the significant contributions that Evan Jones and Chuck Fleischman have made in growing their business from a start-up new venture to a business that is making a significant contribution to improving women's health on a worldwide basis. I appreciate the relationship we have had with both Evan and Chuck over the past ten years and look forward to the new chapter in our relationship.

I'd like to now turn the call over to Evan Jones, Chairman and CEO of Digene Corporation for his comments. Evan:

EVAN JONES COMMENTS HERE:

Thank you, Pat.

On behalf of all of us at Digene, I would like to express our strong support for the proposed acquisition of Digene by Cytyc. We believe that by combining forces with Cytyc we will be able to accelerate the adoption for both of our company's products around the world and as a result, we expect to help improve the standard of care in women's health and cancer diagnostics. We have worked with Cytyc and its management team closely over the last decade, and we have confidence in their ability to continue to build upon Digene's mission to help improve cervical cancer screening treatment and prevention problems.

Since the FDA approval of the ThinPrep Pap test and the Hybrid Capture 2 HPV test, both Cytyc and Digene have established leadership positions in our respective fields. Cytyc with its ThinPrep System for detection of cervical abnormalities and Digene with its HPV molecular diagnostic tests. Together we believe we can offer the first integrated solution for cervical cancer screening and testing for infectious diseases. By combining the ThinPrep Pap Test, Digene's HPV and molecular diagnostic test, and the ThinPrep Imagining System, Cytyc will be able to establish new standards of performance. We also see opportunities to cooperate with Cytyc to combine molecular diagnostic testing in conjunction with their revolutionary new ThinPrep Breast Test. These combined offerings will benefit women, healthcare providers and the laboratories who offer our tests.

I would now like to ask Chuck Fleischman, Digene's President and Chief Operating Officer to describe several of the key development areas and regulatory initiatives on which the two companies are working.

CHUCK FLEISCHMAN COMMENTS HERE:

Thank you, Evan.

First, I would like to congratulate Pat, Dan, and the entire Cytyc team on the tremendous job they have done building their company. We are honored to have Digene become a member of the Cytyc family.

Second, Digene and Cytyc have been working closely for the last several year to expand the indications for our products and we look forward to expanding this work into the future. The combination of Digene, Cytyc, Hybrid Capture and ThinPrep should provide significant benefits to women's health testing for the diagnosis of infectious disease and cancer. It is a powerful strategic combination.

As you know, last fall we filed a PMA Supplement with the FDA for approval to market the HC2 HPV Test in conjunction with the Pap test as a primary screen for cervical cancer and its precursors in women aged 30 and older. This new product combination designated the DNA Pap(TM), should significantly expand the market opportunity for Cytyc here in the U.S. and has the opportunity to become the standard of care for cervical cancer screening and prevention around the world. We believe this product will be an excellent and vital tool in cervical cancer screening and prevention. An FDA advisory panel will review our submission on March 8, 2002.

We are also investing to streamline and automate testing for HPV, Chlamydia and other STDs form ThinPrep specimens. We are already doing the clinical trials work to gain marketing clearance for Hybrid Capture chlamydia and gonorrhea in preparation for submission to FDA.

Last, we would like to emphasize the enthusiasm that Armonk Partners has for this transaction. Armonk Partners is the largest shareholder in Digene Corporation and believes that the combination of the two companies is strategic and exciting.

I'd like to again congratulate Dan Levangie and, now, turn the call over to him to address the market opportunities and the sales and marketing strategies for Cytyc.

DAN LEVANGIE COMMENTS

We are very excited by the opportunity provided by this obvious combination of two leaders in the field of cervical cancer screening and prevention. As a result of this combination we are convinced that the ThinPrep Pap Test platform will form the basis of testing women throughout the world for a variety of sexually transmitted infections.

In the United States we have been directly involved in marketing the Hybrid Capture II HPV test for more than a year now and have come to fully appreciate the potential for out combined products in revolutionizing the diagnosis, management, and follow-up of patients for cervical disease.

Our co-marketing agreement with Digene in the U.S. is already establishing HPV triage of ASCUS or equivocal test results form the ThinPrep Pap Test vial as efficient and cost effective approach to patient management. Our sales force is fully trained and is building momentum for establishing HPV triage as a new standard of patient management. While we have successfully executed our co-marketing plans with Digene there really is no substitute for the ownership that the Cytyc sales force will have and be further energized for success with their own product. We believe that this combination of our businesses will further catalyze our sales and marketing effort and will produce even more dramatic results than either Cytyc or Digene have achieved independently.

As we expand the use and availability of HPV testing in the U.S. we are concurrently expanding the installed base of HC2 instrument systems in the field. These systems, now approved for testing for chlamydia and gonorrhea, will expand the portfolio of products being marketed by the Cytyc laboratory sales and marketing group and will allow Cytyc to participate in the rapidly growing market for chlamydia testing U.S. directly. As you may be aware, widespread screening of young women for asymptomatic chlamydia infection is being advocated by public health and infectious disease experts as well as by insurance industry experts who have recognized the cost benefits that come from preventing the morbidity associated with unidentified and untreated chlamydia infection. We expect the market for chlamydia testing to grow and we will now directly participate in that growth.

From a longer-term perspective we believe that testing for HPV will play a role in the initial screening of targeted group of women in the United States with the ThinPrep Pap Test. This expanded primary screening role for HPV testing will be most easily accomplished together with the ThinPrep Pap Test and represents a significant market expansion opportunity. In fact, a FDA panel is being convened on March 8th to discuss this expanded indication.

From an international perspective this merger is equally attractive. As you know we are investing in building infrastructure in a number of international markets, particularly in Europe, in order to take advantage of an existing pap testing market approximately equal in size to the current U.S. market. The addition of the Hybrid Capture platform for HPV testing and testing for other STD's will allow us to more rapidly establish our presence in Europe.

In the UK for example, HPV testing is an integral part of the ongoing NHS NICE trial. In Germany and Italy reimbursement is being established for HPV testing and we believe the combined platform of ThinPrep Pap Test plus HPV testing will become more widely adopted. In a number of European countries the interval of cervical cancer screening is being constantly evaluated in order to mange additional healthcare costs. The combination of ThinPrep Pap testing and HPV testing can provide these governments with a realistic opportunity to develop testing guidelines that will achieve their goals.

Likewise, in many international markets screening for chlamydia is receiving increasing attention and we believe that this market opportunity will expand and Cytyc will participate directly in this market expansion.

From all perspectives this combination makes tremendous sense. It combines the state of the art technologies with a world-class sales and marketing organization. We are excited to begin the next phase of our growth.

BOB BOWEN COMMENTS

We are extremely excited with the opportunity this transaction brings to Cytyc. The combination of the Cytyc and Digene assets opens up significant new market opportunities both domestically and internationally. In addition, there are significant organizational and technological synergies and common business model characteristics that can be leveraged further.

As Pat mentioned, the transaction consideration includes 23 million shares of Cytyc stock plus $76.9 million in exchange for all of the common stock and equity equivalents of Digene, calculated on a treasury method basis. Digene has approximately $50 million of cash and cash equivalents, essentially no debt and $_____ of operating loss carry forwards that will accrue to Cytyc as a result of this transaction. Consistent with purchase accounting requirements, we expect the transaction will result in a one-time charge of up to $65.0 million, primarily associated with in-process research and development.

We remain comfortable with guidance for the first quarter of 2002, provided during our conference call on January 23rd. We expect to report revenues for the first quarter within the range of $67 to $69 million and pro forma fully diluted per share earnings of approximately $0.14.

As noted in our press release, we expect this transaction to be $0.04 dilutive to total year 2002 pro forma fully diluted per share earnings and approximately $0.03 accretive to pro forma fully diluted per share earnings in 2003. In our January 23rd conference call, we provided revenue guidance for the full year 2002 in the range of $295 million to $305 million, with 2003 revenues expected to grow 30% to 35% above 2002 revenue levels. Assuming an early April transaction close, we would expect to include essentially three quarters of Digene related revenues in our full year 2002 results. On this basis, we believe our full year 2002 revenues will be in the range of $350 million to $360 million and our full year 2003 revenues will be in the range of $485 million to $515 million. Also in our January 23 conference call, we provided pro forma fully diluted per share earnings guidance of $0.64 to $0.66. Again, assuming an early April transaction close, we would expect to include essentially three-quarters of Digene related operating results in our full year results. During the last three calendar quarters of 2002, we would also expect to achieve certain transaction related operating cost synergies and to incur the dilutive effects of the newly issued 23 million Cytyc shares. On this basis, we believe our 2002 pro forma fully diluted per share earnings will be in the range of $0.60 to $0.62 and for 2003, we believe our pro forma fully diluted per share earnings will be in the range of $0.93 to $0.95.

On a combined pro forma basis, we believe gross margin rates will be in the range of 79% to 81% in 2002 and 2003. Digene, on a stand-alone basis, has recently reported gross margin rates in the range of 70% to 75% and Cytyc, on a stand-alone basis, has consistently guided to gross margin rates in the range of 80% to 82%.

We believe that combined pro forma research and development expenditures will be approximately 6% to 7% of sales in 2002 and 2003.

We expect combined pro forma sales and marketing expenditures will be approximately 22% to 24% of sales in 2002 and 19% to 21% in 2003.

And, we believe that combined pro forma G&A expenditures will be approximately 7% to 9% in 2002 and 5% to 7% in 2003.

In addition, we expect that non-cash amortization of intangibles will be approximately $7 million to $8 million in 2002 and $9 million to $10 million in 2003.

All of the above taken together, excluding one time charges, would result in operating margins of 38% to 40% in 2002 and 44% to 46% in 2003.

After adjusting for interest income, including net cash used for this transaction, taxes and fully diluted share outstanding, including shares issued related to this transaction, we believe pro forma fully diluted per share earnings will be $0.60 to $0.62 in 2002 and $0.93 to $0.95 in 2003.

During our first quarter conference call, we will provide further guidance related to the second quarter of 2002.

I'd now like to turn the call back to Pat.

PAT SULLIVAN

Thanks Bob - Operator, I'd like to now open the call up to questions.

IMPORTANT INFORMATION

In connection with their proposed merger, Cytyc will file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4, a Tender Offer Statement on Schedule TO, a preliminary prospectus, supplements, a final prospectus and other exchange offer documents. Digene will file the related Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, TENDER OFFER STATEMENT, PRELIMINARY PROSPECTUS, SOLICITATION/RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS RELATING TO THE OFFER AND MERGER TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Digene stockholders may obtain a free copy of the Registration Statement, Tender Offer Statement, preliminary prospectus and Solicitation/Recommendation Statement when they are available and other documents filed by Cytyc and Digene with the SEC at the SEC's Web site at http://www.sec.gov. The Registration Statement, Tender Offer Statement, preliminary prospectus and Solicitation/Recommendation Statement and other documents may also be obtained by Digene stockholders without cost to them from Cytyc and Digene.